August 4, 2024

Shari V. Wood
Chief Administrative Officer
American National Group Inc.
6000 Westown Parkway
West Des Moines, Iowa 50266

       Re: American National Group Inc.
           Registration Statement on Form S-3
           Filed July 31, 2024
           File No. 333-281155
Dear Shari V. Wood:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance